

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Paul Pinkston
Chief Accounting Officer
Pedevco Corp
575 N. Dairy Ashford
Suite 210
Houston, Texas 77079

      Re: Pedevco Corp
          Form 10-K for the Fiscal Year ended December 31, 2024
          Filed March 31, 2025
          File No. 001-35922

Dear Paul Pinkston:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation